08003153

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

May 15, 2008

SEC
Mail Processing
Section

MAY 27 2008

Washington, DC
101

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of the News Release, along with confirmation of filing on SEDAR.

Document	Date Range
News Release – Maker of Cold-fX Opens New Headquarters and Research Facility in Edmonton Research Park	May 15, 2008
Confirmation of SEDAR filing	May 15, 2008

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
JUN 12 2008
THOMSON REUTERS

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724
Enclosures

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.montagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: May 15, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1266079
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	May 14, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 9:00 am, MT, Wednesday, May 14, 2008

MAKER OF COLD-fX® OPENS NEW HEADQUARTERS AND RESEARCH FACILITY IN EDMONTON RESEARCH PARK

Edmonton, AB (CVQ – TSX) CV Technologies Inc. today will officially open its new $11 million headquarters and research facilities in the Edmonton Research Park allowing it to ramp up product pipeline goals as part of a five-year business plan. The new centre houses eight laboratories for its 25-person research and product development team which includes 15 PhDs.

Company President, CEO and Chief Scientific Officer, Dr. Jacqueline Shan says the new facility "will provide the science and infrastructure required to successfully support our future growth plans. The new R&D facility will enable the Company to become a world class centre of excellence in the discovery and development of evidence-based natural health products (NHP) and nutraceuticals. Our goal is to become the first choice for companies wishing to engage in strategic partnerships for development and standardization of evidence-based natural ingredients utilizing the Company's patented ChemBioPrint® discovery and standardization technology. Equally importantly, this centre will support existing products and provide a pipeline engine." Last fall the Company rolled out a successful product extension to its highly popular lead product COLD-fX with an extra strength version.

Dr. Shan adds, "Discussions are continuing with potential strategic partners for the development and expansion of the Company's science to create new product opportunities worldwide through licensing, royalty, contract fees and service fees."

The Company has been recognized as a Canadian leader in scientific innovation for evidence-based naturally-derived health products. Research funding awards and financing have been provided by the National Research Council, the Alberta Heritage

Foundation for Medical Research, the Alberta Ingenuity Fund and AVAC. Eighteen academic centres are part of the Company's current expert scientific collaborator network and have conducted trials or studies in areas such as immunology, infectious diseases, neurological health, blood pressure, lipid and glucose management.
Dr. Shan says, "We're a spin-off from the University of Alberta. Over the years we've been without a permanent home, moving from one leased facility to another. There have been efforts at times by others to have us relocate to other cities but it's wonderful to finally have a home of our own in the City that has contributed so much to our success."

Five-time Olympic medalist in speed skating and cycling Clara Hughes will be the headliner representing the Company this afternoon in opening ceremonies for the new headquarters and research and development centre.

The two-storey, 28,000 square foot building located in the Edmonton Research Park houses eight laboratories along with facilities for operations, public relations, finance, clinical, regulatory affairs, quality assurance and administration. The Company has 65 employees at its Edmonton location. Its sales and marketing divisions are located in leased offices in Toronto and a new office is scheduled to open in Montreal later this year. In total the company employs 85 people.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-fX® strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for helping to prevent and relieve cold and flu infections. COLD-fX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending Mar 15, 2008.

MEDIA CONTACT:
Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:
Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

Forward Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this document does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "aims", "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking information In addition this news release may contain forward-looking information pertaining to the following: the impact of competition; incidence of cold and flu; consumer confidence and spending levels; general economic conditions; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and the Company's expectations regarding development and expansion of the Company's science to create new product opportunities worldwide through licensing, royalty, contract fees and government grants. The Company believes that the expectations and assumptions reflected in the forward-looking

information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.